UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021635

SEC FILE NUMBER
8- 24931

RECEIVED MAR 07 2002 143 SEC MAIL PROCESSING SECTION WASH, D.C.

3/15/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROCKWELL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1202 BERGEN PARKWAY, SUITE 212
(No. and Street)

EVERGREEN	COLORADO	80439
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. AMEDEO 303-674-1328
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. AMEDEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKWELL INVESTMENTS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

My Commission Expires 03/03/06

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

ROCKWELL INVESTMENTS, INC.

TABLE OF CONTENTS

ROCKWELL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	43 531
Commissions receivable		1 307
	$	**44 838**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Due to parent	$	1 843
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 1,000 shares authorized; 270 shares issued and outstanding		20 645
Retained earnings		22 350
TOTAL SHAREHOLDER'S EQUITY		42 995
	$	**44 838**

The accompanying notes are an integral part of this statement.

ROCKWELL INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	14 295
Other		1 979
Total revenue		16 274
EXPENSES:		
Professional fees		2 067
Franchise and payroll taxes		800
General and administrative		738
Total expenses		3 605
INCOME BEFORE INCOME TAXES		12 669
Income taxes (Note 4)		2 435
NET INCOME	**$**	**10 234**

The accompanying notes are an integral part of this statement.

ROCKWELL INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings
BALANCES, December 31, 2000	$ 20 645	$ 19 136
Distributions	-	(7 020)
Net income	-	10 234
BALANCES, December 31, 2001	**$ 20 645**	**$ 22 350**

The accompanying notes are an integral part of this statement.

ROCKWELL INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	10 234
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable		(303)
Decrease in commissions payable and accrued expenses		(89)
Net cash provided by operating activities		9 842
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder		(7 020)
NET INCREASE IN CASH		2 822
CASH AND CASH EQUIVALENTS, at beginning of year		40 709
CASH AND CASH EQUIVALENTS, at end of year	**$**	**43 531**

The accompanying notes are an integral part of this statement.

ROCKWELL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 4 - INCOME TAXES

The provision for income taxes is less than if computed at the maximum statutory federal income tax rate of 34% due to the following:

Computed "expected" tax expense	$	4 307
Difference due to progressive statutory rates		(2 287)
State income taxes, net of federal tax benefit		415
	$	2 435

NOTE 5 - FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash, receivables and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

ROCKWELL INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 YEAR ENDED DECEMBER 31, 2001

CREDIT:	
Shareholder's equity	$ 42 995
DEBITS:	
Nonallowable assets:	
Commissions receivable	997
NET CAPITAL	41 998
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,843 or $30,000, whichever is greater	30 000
Excess net capital	**$ 11 998**
AGGREGATE INDEBTEDNESS:	
Due to parent	**$ 1 843**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.04 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Rockwell Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be of material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions's objectives.

In addition, our review indicated that Rockwell Investments, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver Colorado
February 12, 2002

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Board of Directors
Rockwell Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Rockwell Investments, Inc. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, ("CFTC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Rockwell Investments, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act nor the daily computations of the foreign futures and the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customer accounts nor foreign futures and options customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Rockwell Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purposes.

Spicer, Jeffries & Co.

Denver, Colorado
February 12, 2002